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We’re live!

Our community round is now open to our customers only. You have a 24 hour head start before we open it to everyone.

Head over to our page on WeFunder to invest:

Invest

Please note: investment involves risk. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.